Exhibit 99.1



NEWS RELEASE
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International Specialty Products Inc. * 1361 Alps Road * Wayne, New Jersey 07470

Contact: Neal E. Murphy, Senior Vice President and Chief Financial Officer,
(973) 872-4200


            INTERNATIONAL SPECIALTY PRODUCTS ANNOUNCES ITS INTENTION
                     TO PURCHASE TEN MILLION HERCULES SHARES
                        UPON ELECTION OF THE NOMINEES OF
             THE HERCULES SHAREHOLDERS' COMMITTEE FOR NEW MANAGEMENT
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WAYNE, NJ, JULY 14, 2003 - International Specialty Products Inc. (ISP) today announced that it intends, either directly or through an affiliate, upon the election of the nominees of The Hercules Shareholders' Committee for NEW Management, to acquire an additional ten million shares of Hercules Incorporated (NYSE: HPC) common stock -- over and above its current ownership of 9.9 million Hercules shares.

ISP intends to commence a tender offer for five million shares at $12 per share in cash and purchase an additional five million shares of Hercules common stock through open market purchases thereafter. The tender offer would commence after the election at Hercules' 2003 Annual Meeting of Shareholders, which is scheduled for July 25, 2003, of all four Committee nominees and would begin promptly after certification of the shareholders' vote. The $12 price represents an almost 50% premium over Hercules' closing price of $8.12 per share on February 11, 2003 -- the day prior to ISP's filing of an amendment to its
Schedule 13D which indicated that it was considering waging a proxy contest at Hercules 2003 Annual Meeting. The tender offer would be conditioned on the Hercules Board eliminating Hercules' "poison pill", which has been one of the stated intentions of the Committee.

After completion of its tender offer, ISP intends to purchase an additional five million shares of Hercules common stock in the open market during the following twelve-month period. These purchases would be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. ISP, which has previously satisfied the requirements of the Hart-Scott-Rodino Antitrust Improvements Act for the purchase of up to 15% of Hercules common stock, intends to apply for clearance under such Act, promptly following completion of its tender offer, to purchase up to 20% of Hercules shares. ISP currently beneficially owns approximately 9% of the outstanding shares of Hercules common stock and, upon completion of the tender offer and its open market purchase program, would own 18% of Hercules common stock.

ISP also announced that, together with its Chairman, Samuel J. Heyman, it has committed to enter into a standstill agreement, which would become effective upon the election of all four of the Committee's nominees to the Hercules Board. Pursuant to the standstill agreement, ISP and Mr. Heyman would agree, for a period of two years, not to make any acquisition or merger proposal for Hercules or any of its business units, unless a third party makes an


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acquisition proposal first, and to otherwise limit their ownership in Hercules'
stock to 20% of Hercules' outstanding shares.

Mr. Heyman stated that "we have made these commitments today following consultation with several major Hercules shareholders. Our intention to commence the tender offer and the follow-on open market purchase program, which would increase our ownership interest in the Company by more than 100%, demonstrates our commitment to Hercules and is an expression of our confidence in its ability to grow under the right leadership. The tender offer will also provide those Hercules shareholders who wish to sell at least a portion of their shares now with an opportunity to do so at a premium above the current market price."

Mr. Heyman further noted that "we have agreed to enter into the proposed standstill agreement in order to remove even the slightest remaining appearance of a conflict of interest, address the stated concerns of several Hercules shareholders, and broaden the shareholder mandate for our Committee's nominees. This is in addition to the previously announced procedural safeguards with respect to any acquisition proposal which we committed to in our June 24th letter to the Committee."

ISP urges shareholders to sign, date and return the WHITE proxy card voting FOR The Hercules Shareholders' Committee for NEW Management's director nominees. Shareholders with questions or in need of assistance in voting their shares should contact Georgeson Shareholder Communications Inc., the Committee's proxy solicitation agent, toll free, at (866) 288-2190 (banks and brokerage firms please call (212) 440-9800).

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International Specialty Products Inc. is a leading multinational manufacturer of specialty chemicals and mineral products.

ADDITIONAL INFORMATION AND WHERE TO FIND IT.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Hercules shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the tender offer is commenced, ISP will file these tender offer materials with the Securities and Exchange Commission and, within ten business days thereafter, Hercules will be required to file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Hercules. All of these materials will also be available free of charge at the SEC's website at www.sec.gov. Free copies of these materials may also be obtained from ISP by directing a request by mail to ISP's Office of the General Counsel, 1361 Alps Road, Wayne, New Jersey 07470 or by telephone 1-800-526-5315.



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PORTIONS OF THIS PRESS RELEASE MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" AS
DEFINED BY FEDERAL LAW. ALTHOUGH ISP BELIEVES SUCH STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THERE IS NO ASSURANCE THAT ACTUAL OUTCOMES WILL NOT BE MATERIALLY DIFFERENT. ANY SUCH STATEMENTS ARE MADE IN RELIANCE ON THE "SAFE HARBOR" PROTECTIONS UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995.



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